SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of August 6, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

SIGNATURES
TRAFFIC AND CAPACITY STATISTICS — JULY 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: August 6, 2003	By	/s/ R.A. Ruijter

Name: R.A. Ruijter Title: Managing Director & CFO

	By	/s/ C. van Woudenberg

Name: C. van Woudenberg Title: Managing Director & CHO

03/060

TRAFFIC AND CAPACITY STATISTICS — JULY 2003

•	Passenger load factor at 83.8 percent

•	Passenger load factor on North Atlantic increased to 91.2 percent

•	Passenger traffic on Asia/Pacific, down 9 percent, continues to recover

•	Cargo traffic increased by 5 percent

Passenger Traffic

Overall passenger capacity was down by 3 percent compared to last year. As passenger traffic decreased by 3 percent as well, load factor was virtually the same at 83.8 percent.

On the Asia/Pacific route area, traffic decreased by 9 percent with capacity 7 percent lower than last year. Load factor was 1.5 percentage points lower year-on-year at 85.7 percent. Lower traffic is the effect of the aftermath of SARS, with capacity to Hong Kong still minus 22 percent. Furthermore, traffic was affected by the effect of lower economic activity, mainly in Japan.

On the North Atlantic, load factor increased by 2 percentage points to 91.2 percent. Traffic was 5 percent lower year-on-year, while capacity decreased by 7 percent. Excluding Canada however, traffic increased by 4 percent year-on-year on flat capacity. Business class traffic on the North Atlantic increased by 12 percent year-on-year.

Traffic on the Central and South Atlantic line group increased by 11 percent. As capacity was only 7 percent higher, load factor increased 2.6 percentage points to 82.7 percent. Especially traffic to South American destinations developed strongly.

In Europe, load factor increased by 1 percentage point to 79.8 percent. Traffic was 2 percent lower than last year, while capacity decreased by 3 percent.

Cargo Traffic

Cargo traffic and capacity increased by 5 percent year-on-year. As a result load factor remained approximately stable at 70.9 percent.

Traffic on the Asia Pacific routes increased by 8 percent on a 9 percent capacity increase. As a result, load factor decreased by 0.7 percentage points to 83.5 percent. The main reasons for the increase in capacity are shifts from full pax to combi aircraft on the Japanese routes, as well as increased freighter deployment, facilitated by replacing two 747-300 freighters with two new 747-400ER freighters on Asian routes.

Traffic on the North Atlantic increased by 3 percent, while capacity was up 6 percent. Consequently, load factor decreased by 2.5 percentage points year-on-year to 68.5 percent. The increase in capacity is mainly the result of a shift in aircraft types flown, as well as a shift in capacity in the joint venture with Northwest Airlines.

Amstelveen, August 5, 2003

	Month of July				Year to date

	2003	2002	change (%)		2003	2002	change (%)

Revenue passenger km (RPK) (in millions)
Europe	961	981	(2)%		3,554	3,657	(3)%
North Atlantic	1,277	1,348	(5)%		4,820	4,924	(2)%
Central and South Atlantic	887	800	11%		2,897	2,701	7%
Asia / Pacific	1,084	1,189	(9)%		3,405	4,463	(24)%
Middle East / South Asia	438	436	0%		1,450	1,649	(12)%
Africa	616	653	(6)%		2,214	2,341	(5)%

Total	5,263	5,409	(3)%		18,340	19,735	(7)%

Available seat km (ASK) (in millions)
Europe	1,204	1,245	(3)%		4,636	4,762	(3)%
North Atlantic	1,399	1,513	(7)%		5,495	5,646	(3)%
Central and South Atlantic	1,072	999	7%		3,777	3,677	3%
Asia / Pacific	1,265	1,363	(7)%		4,809	5,258	(9)%
Middle East / South Asia	548	567	(3)%		1,892	2,231	(15)%
Africa	793	784	1%		2,935	2,938	(0)%

Total	6,281	6,471	(3)%		23,543	24,512	(4)%

Passenger load factor (%)
Europe	79.8	78.8	1.0	pts	76.6	76.8	(0.2	)pts
North Atlantic	91.2	89.2	2.0	pts	87.7	87.2	0.5	pts
Central and South Atlantic	82.7	80.1	2.6	pts	76.7	73.5	3.2	pts
Asia / Pacific	85.7	87.2	(1.5	)pts	70.8	84.9	(14.1	)pts
Middle East / South Asia	80.0	77.0	3.0	pts	76.6	73.9	2.7	pts
Africa	77.7	83.3	(5.6	)pts	75.5	79.7	(4.2	)pts

Total	83.8	83.6	0.2	pts	77.9	80.5	(2.6	)pts

Revenue freight ton-km (RFTK) (in millions)
Europe	3	5	(40)%		14	20	(31)%
North Atlantic	82	80	3%		337	318	6%
Central and South Atlantic	34	35	(2)%		142	145	(3)%
Asia / Pacific	185	171	8%		732	681	7%
Middle East / South Asia	27	25	7%		88	95	(7)%
Africa	28	27	6%		104	108	(3)%

Total	359	342	5%		1,417	1,368	4%

Available freight ton-km (AFTK) (in millions)
Europe	23	26	(12)%		96	101	(5)%
North Atlantic	119	112	6%		471	445	6%
Central and South Atlantic	61	63	(3)%		238	245	(3)%
Asia / Pacific	222	203	9%		885	823	8%
Middle East / South Asia	39	35	12%		135	136	(1)%
Africa	43	43	1%		157	161	(2)%

Total	506	481	5%		1,982	1,911	4%

Cargo load factor (%)
Europe	13.4	19.6	(6.2	)pts	14.4	19.7	(5.3	)pts
North Atlantic	68.5	71.0	(2.5	)pts	71.5	71.5	0.0	pts
Central and South Atlantic	56.6	56.3	0.3	pts	59.6	59.4	0.2	pts
Asia / Pacific	83.5	84.2	(0.7	)pts	82.7	82.8	(0.1	)pts
Middle East / South Asia	68.5	71.3	(2.8	)pts	65.3	69.6	(4.3	)pts
Africa	65.2	62.4	2.8	pts	66.4	67.0	(0.6	)pts

Total	70.9	71.1	(0.2	)pts	71.5	71.6	(0.1	)pts